Sit Investment Associates

OCTOBER 2016

GLOBAL INVESTMENT OUTLOOK AND STRATEGY

- **Fundamentals Will Again Matter - A Case for Active Management**
- **Sluggish Global Economic Growth to Continue**
- **Corporate Earnings Growth Key to Future Equity Market Appreciation**
- **U.S. Elections will have Largest Impacts on Health Care, Energy, and Financials**

QUANTITATIVE EASING HAS STIMULATED THE MARKET AND KEPT VOLATILITY LOW



S&P 500
S&P 500 - Price
CBOE Volatility Index - Price
50
45
40
35
30
25
20
15
10
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
2168.27
13.29
UK QE1
US QE1 +47%
Japan QE
UK QE2
Japan QE increase #1
US QE2 +10%
US Operation Twist +16%
Japan QE increase #2
US Operation Twist Extension and QE3 +5%
US QE4 (QE Infinity) +44%
Japan QE increase #3
ECB QE1
'09
'10
'11
'12
'13
'14
'15
'16

Source: FactSet, Sit Investment Associates

Focus Topic: Fundamentals Will Again Matter – A Case for Active Management

There is currently heavy investment fund flows from active investment managers to passive investment vehicles as investors wrestle with whether active managers can add value. With the much lower fees charged by passive vehicles and outperformance over the past several years, investors are asking if the "cost/benefit" tradeoff offered by active managers is worth the fees. We think that this is not an either or situation. Historically, it is shown there is a time and a place for active managers as well as passive managers. Investors' portfolios should be diversified and have both active and passive managers.

As demonstrated in a study from RBC Capital Markets, active management outperformance is cyclical, depending on economic and market conditions. As shown in the chart below, a significant number of active managers underperformed the S&P 500® Index in the mid-1990s until the early 2000s. Then there was material active manager outperformance until 2011. This again changed in 2011 until now. In examining the economic and market conditions that led to active versus passive outperformance, the keys appear to be the predictability of when there will be uncertainty and volatility. In the mid-1990s until early 2000, there was a very easy monetary policy and the belief (although incorrect) that the booming Telecom/Media/Technology bull market would last forever. In early 2000 until 2011, there was tremendous economic and market fears of financial and economic collapse and ruin. Since 2011, central banks worldwide have stated and demonstrated that they will do whatever is necessary to stimulate the global economies. Interest rates worldwide are at record lows with roughly 25% of global GDP having negative interest rates. Further, as shown in the chart on the front cover, quantitative easing (QE) is the major lever that all central banks are utilizing. This has resulted in a "risk on" equity market with highs being attained without regard for fundamentals. Investors believe that central banks worldwide will act as "big brother", thus preventing a recession and encouraging risk taking.

We do not think this "risk on" mentality can continue. Historically accommodative monetary policy has been a market catalyst for about 12-18 months and then macro and company specific fundamentals again are the key to equity appreciation. With the recent bull market now approaching eight years and the easy monetary policies having limited benefits generating a stronger global economy, we think fundamentals will again be critical. The markets up until now have increased based on anticipation that the economy and earnings would eventually improve. This has resulted in the price/earnings multiple for stocks and the markets increasing and accounting for the bulk of the various global markets' appreciation. With more robust economic strength and earnings not yet materializing and coming into question, this will likely result in active management again adding value and outperforming passive investing. Further, it is important to recognize that as economic and earnings outlook uncertainty and volatility increases, active managers can better manage the downside risk in the market. In addition to managing risk, market volatility increased the opportunity for active managers that can capture inefficiencies during market dislocations. We, as an active manager, select securities based on high quality fundamentals. These fundamentals include companies with dominant market share positions, sales and earnings growth, efficient operations, strong balance sheets, cash flow generation, and attractive valuations.

% of Active Managers Beating the S&P 500®



% 100
75
50
25
0
Percentage of Outperforming Managers
Underperformance
Avg. 26.7
Tech Bubble
Outperformance
Avg. 57.9
Weak Performance
Avg. 43.1
QE
Low Volatility
95
99
03
07
11
15

Source: RBC Capital Markets

Global Macro Overview

Bolstered by unprecedented global monetary stimulus, the world economy continues to grow at a measured pace of 2.5 to 3.0 percent per annum, in spite of a seemingly endless supply of macro "crises" in recent years that have threatened to derail the expansion. Current investor concerns include high levels of global debt; policy uncertainty linked to Brexit and upcoming elections around the world; the pace at which the U.S. Fed will hike interest rates; increasingly ineffective fiscal and monetary policy in Japan; and a potential reduction in Chinese government stimulus. In reality, not all is doom and gloom. The U.S. remains on track for modest growth; the Euro Area is "muddling along" with the aid of easy monetary policy; China has stabilized and should avoid a hard landing; and other Asia EM countries continue to post strong mid-single digit growth. Granted, the global economic expansion is mature and there is a laundry list of risks, but macro indicators continue to imply modest GDP growth will continue.

The United States

"Lower for Longer"; GDP, Interest Rates, Inflation

Now in its 88th month versus the post-war average of 58, the current U.S. expansion is the fourth-longest period of economic growth in the last 150 years (see Exhibit 1 for a summary of post-war business cycles and equity bull markets). Despite the longevity of this cycle, real GDP remains below the historical trend line. U.S. real GDP has grown at an annualized rate of +2.1 percent since mid-2009, versus +2.7 percent, +3.5 percent, and +4.3 percent, respectively, for the previous three economic expansions. While a number of secular/demographic trends may help explain this downtick in growth, the pace of the current recovery is not all that dissimilar to that of 1991-2001. Accordingly, we believe conditions are in place for the economy to remain in a protracted period of growth – albeit, slower (and choppier) than that of previous cycles. Combined with a modest contribution from fixed investment, resiliency in consumer spending should underpin real GDP growth of +1.5 to +2.0 percent in both 2016 and 2017.

Exhibit 1: U.S. Business Cycle Expansions and Equity Bull Markets (as of 9/30/16)

Business Cycle Dates			S&P 500 Bull Markets		Start	End		S&P 500
Trough	Peak	Months	Start	End	Price	Price	Months	Change
Oct-45	Nov-48	37	Apr-42	May-46	7	19	49	158%
Oct-49	Jul-53	45	Jun-49	Aug-56	14	50	86	266%
May-54	Aug-57	39	Oct-57	Dec-61	39	73	50	86%
Apr-58	Apr-60	24	Jun-62	Feb-66	52	94	44	80%
Feb-61	Dec-69	106	Oct-66	Nov-68	73	108	25	48%
Nov-70	Nov-73	36	May-70	Jan-73	69	120	32	74%
Mar-75	Jan-80	58	Oct-74	Nov-80	62	141	73	126%
Jul-80	Jul-81	12	Aug-82	Aug-87	102	337	60	229%
Nov-82	Jul-90	92	Dec-87	Jul-90	224	369	31	65%
Mar-91	Mar-01	120	Oct-90	Mar-00	295	1,527	113	417%
Nov-01	Dec-07	73	Oct-02	Oct-07	777	1,565	60	101%
Jun-09	**??**	**88**	**Mar-09**	**??**	**677**	**2,168**	**91**	**220%**

Source: National Bureau of Economic Research, FactSet, Sit Investment Associates, 9/30/16

Consumer Spending to Remain Linchpin of GDP Growth

As shown in Exhibit 2, U.S. GDP growth has been increasingly dependent on consumer spending in recent quarters, as private fixed investment, net exports, and government spending have lagged. Consumer spending has been a consistent contributor to GDP and grown at an annualized rate of +2.2 percent over the last 26 quarters. Looking forward, we believe that the drag from nonresidential fixed investment and net exports will begin to reverse as the headwinds from reduced energy-related activity, political uncertainty, and a strong U.S. dollar diminish. However, we expect consumer spending to remain the dominant driver of growth given strong confidence, healthy balance sheets, restrained inflation, and easier credit conditions. Although the pace of job creation will certainly slow as the cycle continues to mature, a tighter labor market should sustain upward momentum in wages and personal incomes.

Recession Still Unlikely

A number of indicators, including small business confidence, bank lending conditions, and corporate investment, have become a bit cautionary. Yet, a recession within the next year or two still appears unlikely – barring a macro shock. We believe restrained business conditions could prove more a function of election/policy-related uncertainty than an indication of a downshift in economic growth. The Federal Reserve Bank of New York's model, based on Treasury spreads, currently implies that there is less than a 10 percent chance of a recession by September 2017.

U.S. Elections: Implications for Healthcare, Energy, and Financials

With the Federal Reserve now unlikely to raise interest rates ahead of its FOMC meeting in mid-December, investor focus has shifted to the U.S. election. The market up to now does not appear to be discounting a presidential winner or which parties will control Congress. Both presidential candidates have focused their comments on personal attacks versus discussing the issues. On top of this, Congressmen running for reelection, particularly on the Republican Party side, have tried to distance themselves from their presidential candidate, thus creating additional confusion. Based on the limited amount of policy specifics provided from each candidate thus far, we believe the election has the largest implications for health care, energy, and financials (Exhibit 3).

Exhibit 2: Contribution to GDP


6%
4%
2%
0%
-2%
3Q14
4Q14
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
Personal Spending
Private Fixed Investment
Government Spending
Net Exports

Source: BEA, Sit Investment Associates, 9/30/16

Exhibit 3: Potential Policy Implications

	Clinton	Trump
Pharma/Biotech	Neutral / Negative	Neutral
Generic Pharma	Positive	Positive
Acute Care Hospitals	Positive	Negative
Medicaid Managed Care	Positive	Negative
Diversfied Managed Care	Negative	Positive
Fossil Fuels	Neutral / Negative	Positive
Clean Energy	Positive	Neutral
Smaller, Regional Banks	Positive	Neutral
Large Cap Banks	Negative	Negative

Positive Neutral Negative

Source: Sit Investment Associates, 9/30/16

Biopharmaceutical companies could be subject to political risk as a result of a Clinton presidency, but substantive price controls would only be implemented if Republicans lose the House, which is unlikely. Although Trump has periodically singled out biopharmaceutical prices for scrutiny and has outlined initiatives to relax statutes regulating the importation of prescription drugs, we believe that his administration would focus on other priorities and is unlikely to target the industry for major reforms.

In terms of health care providers, Clinton would likely create additional incentives to drive greater adoption of Medicaid expansion, thus increasing provider utilization and reducing bad debt expense. In contrast, a Trump presidency, coupled with a Republican-controlled Congress, could dismantle portions of the Affordable Care Act.

As for the energy sector, Clinton policy would be geared towards efforts to accelerate the development of renewable energy resources, while repealing tax incentives for fossil fuels. In contrast, Trump advocates an energy policy that removes government obstacles to growth in fossil fuel extraction, including coal. Trump would also seek to repeal financial regulation such as Dodd-Frank, while Clinton plans to strengthen regulation on the financial industry and implement measures to discourage excessive risk-taking.

Clinton and Trump have both proposed to increase spending on infrastructure. However, any major expansion in fiscal policy will likely be limited by years of deficit spending and a highly levered federal balance sheet. Federal government consumption and fixed investment have declined at an annualized rate of 1.2 percent since mid-2009, yet the federal debt has ballooned from 80 percent of GDP to 106 percent over that time period. Moreover, the Congressional Budget Office currently estimates annual deficits will grow to $1.1 trillion by 2025 from $438 billion in 2015, with entitlement programs consuming an ever-growing portion of federal outlays. While fiscal packages will likely be proposed, actual spending bills could be watered down by budgetary constraints and only have a modest positive impact on real GDP growth.

The Euro Area

Asymmetric Recovery Intact, but Political Risks on the Rise

The Euro Area economy, as a whole, remains on pace for modest expansion of about +1.5 percent in 2016 and 2017. However, rising tensions associated with a lackluster recovery, high unemployment, fiscal austerity, and a surge in immigration have given rise to a number of populist/separatist movements which could elevate policy uncertainty and derail the recovery. For instance, Spain has yet to form a coalition government after two general elections in 2015 and 2016 failed to produce a decisive victor. Other major political events include a constitutional referendum in Italy later this year that would "streamline" the political system (not to mention the country is facing a potential banking crisis) and presidential elections in both France and Germany in 2017. Investors are becoming hopeful that governments will ramp fiscal spending meaningfully to appease an increasingly disenfranchised electorate. Yet, high public debt-to-GDP ratios, European Union (EU) fiscal rules, and political discord may prove hurdles to this thesis.

Monetary Policy to Remain Accommodative

While the European Central Bank (ECB) continues to do its part to stimulate the economy through low (negative) interest rates and ongoing asset purchases, there is growing concern that monetary policy has reached a threshold in terms of tools, political will, and effectiveness. Despite increasing pushback from Germany, ECB president

Mario Draghi will likely advance additional options to expand the ECB's balance sheet (see Exhibit 4), including relaxing self-imposed restrictions on bond quality and/or expanding its asset purchase program to include exchanged-traded funds.

The United Kingdom

Ongoing Brexit-Related Uncertainty Will Curtail Growth

A string of better-than-expected economic reports post the EU referendum has, at least temporarily, persuaded investors that the UK economy is not in imminent danger of a recession. The negative impact of Brexit may not be fully realized for years to come and is highly dependent on both the pace and tenor of trade/treaty (re)negotiations. The ongoing uncertainty – political, economic, and regulatory – will certainly keep a damper on private fixed investment (see Exhibit 5), as negotiation outcomes could have far-reaching implications for a number of industries. On October 7, newly-appointed Prime Minister Theresa May stated that formal exit process would begin by March 2017 and implied that the UK could be headed for a "hard Brexit" (i.e. clean break from the EU). The loss of passporting, or the ability for banks operate across EU countries, would be a particularly huge blow to the UK's financial services industry. This announcement has led to a further weakening of the British pound, which has depreciated nearly 17 percent against the U.S. dollar since the Brexit vote on June 23.

Fiscal and Monetary Policy May Soften the Blow

While there is risk of a consumer retrenchment if confidence eases further, there is a growing expectation that fiscal policy could become expansionary in the intermediate-term should recessionary pressures surge. In addition, the Bank of England (BoE) stands ready to implement a number of additional monetary stimulus measures. For instance, the BoE announced in August that it plans to purchase up to £10 billion in investment-grade corporate bonds in an effort to reduce financing costs and spur investment spending. It remains to be seen just how effective this program will be given heightened macro uncertainty and corporate apathy towards increased capital spending. The weaker currency, however, will remain a tailwind for exports, mitigate existing deflationary forces, and foster M&A activity.

Exhibit 4: ECB Balance Sheet, Assets (€ Trillion)


4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Assuming average asset purchases of €80 billion per month(excluding TLTRO)
Projection
'06 '07 '08 '09 '10 '11 '12 '13 '14 '15 '16 '17

Source: European Central Bank, Sit Investment Associates, 9/30/16

Exhibit 5: UK Real Business Investment (Y/Y %)


12%
10%
8%
6%
4%
2%
0%
-2%
'11 '12 '13 '14 '15 '16

Source: UK Office for National Statistics, 9/30/16

JAPAN

Fiscal Stimulus Package Not Working

Japan's economy continues to limp along as it struggles with a strengthened yen, a cautious corporate sector, tepid consumer spending, and structural challenges. The ¥28 trillion fiscal stimulus package recently introduced is a sizeable sum at nearly 6 percent of nominal GDP, but the actual impact on the economy is likely to be much more modest (Exhibit 6). The package includes a range of measures better suited to support a large headline number than to provide a meaningful near-term jolt to demand. As a result, we do not expect a meaningful inflection in the country's outlook and expect continued weak or no growth.

Bank of Japan – Pushing on a String?

As shown in Exhibit 7, the Bank of Japan (BoJ) continues to expand aggressively its balance sheet. It also recently revamped its monetary easing framework and is now targeting a specific yield level for 10-year government bonds and aiming for an overshoot of its targeted +2 percent rate of inflation. While the wording has been tweaked, the Bank's actions remain the same – continued bond buying, purchase of risky assets, and negative deposit rates. It is unclear how this new framework will better aid improvement in the real economy. Rather, the overhaul seems aimed, in part, at alleviating pressure on domestic lenders from the ill effects of the negative rate policy adopted earlier this year. More broadly, the implicit message seems to be that unconventional policy measures are increasingly nearing their limits.

CHINA

Despite Near-Term Stabilization, Structural Problems Remain Challenging

We expect a continued tug of war for Chinese policy makers between the need for reforms and desire to maintain growth. Recently, it appears the case for growth has gained the upper hand. After broadly weaker-than-expected July macro data, August results came in better-than-expected and indicated sequential economic improvement, thanks to policy support (see Exhibit 8). Our view of structural challenges remains unchanged and we continue to expect moderating economic growth in the midterm.

Exhibit 6: Japan Stimulus, Actual vs Announced
Size of Fiscal Package (¥ Trillion)


Headline
Actual spending
60
50
40
30
20
10
0
1992 93 94 95 98 2000 02 08 09 10 12 13 14 16

Source: The Financial Times, 8/2/16

Exhibit 7: Bank of Japan Balance Sheet, Assets
(¥ Trillion)


500
400
300
200
100
0
'06 '07 '08 '09 '10 '11 '12 '13 '14 '15 '16

Source: Bank of Japan, 9/30/16

The recent housing sales frenzy has once again triggered concerns of asset bubbles in China, especially given the rapid rise in leverage (see Exhibit 9). However, overall household leverage is still relatively healthy and we see the risk of a property market collapse in the near term as low. Yet, an overheating property market fueled by debt (when debt is already high) is not good news on a deleveraging front.

Monetary Policy Still Accommodative, Though No Further Easing Expected

While the economy is weak, in general, and inflation pressures stay muted, concerns of property bubble and deleveraging pressure are constraining the central bank's ability to ease further. Firming August macro data also reduce the probability of further easing. We expect policymakers to favor the fiscal side rather than the monetary front, if necessary.

Exhibit 8: China Purchasing Managers Index


56
54
52
50
48
46
44
42
40
Expansion > 50
Contraction < 50
Manufacturing
Services
10/13
04/14
10/14
04/15
10/15
04/16

Source: Markit, 9/30/16 and 10/8/16

Exhibit 9: China New Home Prices by City Tier


% Y/Y
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
-5.0
-10.0
-15.0
Tier 1 (4 Cities)
Tier 2 (32 Cities)
Tier 3 & 4 (34 Cities, not exhaustive)
+30.5
Aug-16
+10.6
+2.0
Data available since Jan 2011.
Tier 1 Low: -1.9% in May 2012
2011
2012
2013
2014
2015
2016

Source: Evercore ISI, 9/19/16

Taxable Bonds

Calm after the Brexit Storm

Investor confidence recovered from uncertainty surrounding Britain's vote to leave the European Union and weak domestic growth earlier in the year. Treasury yields increased modestly during the third quarter of 2016 and the yield curve flattened, as yields rose more in shorter maturities (2-3 years) than in longer maturities (10-30 years). The return to a "risk on" environment generally causes safe-haven assets, such as Treasuries, to underperform as demand shifts to other higher-yielding products. As such, despite the increase in interest rates, all taxable sectors posted positive returns for the quarter, except Treasuries. Corporate bonds were the best-performing sector driven by increased demand, with lower quality bonds outperforming the most. Government Agency Mortgage-backed securities modestly outperformed, benefitting from a lesser degree of spread tightening.

Remaining Defensively Positioned within Taxable Strategies

We expect domestic economic activity to remain healthy enough to justify the Federal Reserve increasing the fed funds rate before year-end. However, we expect them to refrain from doing so until after the November elections. Globally, while the imminent threat of repercussions from the British exit of the European Union has subsided, concerns remain about slow economic growth, political pressures, and the stability of some financial institutions. Market participants continue to navigate negative interest rates in Europe and Japan and the continuation of large scale asset purchase programs by central banks. We continue strategically to position portfolios defensively within the current environment, while maintaining an emphasis on liquidity to optimize tactical trading opportunities.

Municipal Bonds

Yield Increases in September Impacted Quarterly Performance

The tax-exempt municipal bond yield curve rose during the quarter, with most of the movement occurring in the month of September. The biggest yield increases were at both ends of the curve. AAA-rated general obligation maturities of one year increased 26 basis points, while the 30-year spot yield increased 29 basis points. Maturities of 5 and 10 years had yield increases of 13 and 16 basis points, respectively. As a result of municipal bond yields increasing more than US Treasury yields, tax-exempt bonds may again be a modestly attractive alternative for taxable cross-over buyers, particularly at the long end. Also of note, the yield of the Bond Buyer 40-Bond Index was in a range from 3.71 to 3.83 percent during the quarter, before settling at 3.82 percent at quarter-end, ultimately ending up 7 basis points from the end of June.

Duration Drove Performance in Q3 as All IG Index Returns Were Negative

During the quarter, all investment grade municipal bond index returns were negative, as were all duration indices, excluding the 7-year index, which returned +0.07 percent. Duration made a difference, as the belly of the yield curve had a slightly positive return, while the long bond index returned -0.67 percent for the quarter and the 1-year index returned -0.30 percent. For the quarter and year to date, bonds with lower credit quality ratings have generally outperformed those with higher quality ratings (see Exhibit 10).

The municipal high yield index had a +1.29 percent total return for the quarter, strongly outperforming all investment grade bonds. Although duration had a more meaningful impact on performance during the quarter than did a given investment grade rating or sector allocation, housing bonds did underperform all other sectors, returning -0.57 percent for the quarter. Despite modest underperformance again this quarter, we continue to believe that housing bonds offer strong relative and defensive value in the intermediate and long terms. Given the higher credit quality of housing bonds and the nature of prepayments, we plan to continue to be active investors in housing bonds.

Positive Fund Flows with Record Issuance

Tax-exempt fund flows continued to be positive, posting a 52nd consecutive week of net inflows to finish the quarter. Over $48 billion came into tax-exempt bond funds from January through September 2016, with nearly $18 billion of inflows occurring in the third quarter. These strong, positive inflows have helped to absorb the robust level of issuance in 2016. Indeed, tax-exempt municipal bond issuance was at record monthly levels for both August and September. Issuance has totaled an estimated $335 billion through September 2016, over 6% higher than was issued through September last year. 2016 is on pace to end at just under $440 billion of total issuance, and may experience the highest annual level on record. Refunding bonds have made up over half of municipal bond issuance in 2016, and refunding activity is projected to continue into 2017, even if rates continue to rise modestly.

Tax-Exempt Fixed Income Strategy and Near Term Outlook

We expect moderate upward pressure on yields to persist throughout the fourth quarter and we believe some trading volatility surrounding the election outcome is possible. However, by and large, we do not anticipate fundamental credit quality concerns to be material, no matter which political party prevails in November. Our tax-exempt investment strategy continues to place heavy emphasis on investing in bonds that provide strong current income, which we believe is the primary driver of return over a full market cycle. We expect to maintain durations at or near their current levels, while continuing to invest in bonds with higher credit quality ratings and short call features. As always, diversification remains a key tenet in our strategy to manage credit risk.

Exhibit 10: Municipal Bond Returns (as of 9/30/16)

Bloomberg Barclays Index	1 month	3 months	6 months	12 months
Muni Aaa	-0.51 %	-0.47 %	1.73 %	4.36 %
Muni Aa	-0.50	-0.37	2.03	4.95
Muni A	-0.49	-0.10	3.04	7.10
Muni Baa	-0.49	-0.27	2.93	7.50

Source: FactSet, 9/30/16

Proactive, expanded global monetary stimulus actions, along with some positive economic surprises and better-than-expected calendar second quarter corporate profits countered late June's Brexit-related scare to propel global equity markets higher in the third quarter. This proved counter to historical seasonal patterns in which stocks have typically lagged in the summer months ahead of a year-end rally. The S&P 500 Index generated a price return of +3.3 percent in the third quarter of 2016 compared to the 30-year average of -0.4 percent. The MSCI World and EAFE indices appreciated by +4.3 percent and +5.4 percent, respectively, in the third quarter. This compares to the historical third quarter average price return of -0.9 percent for the MSCI World Index and -1.3 percent for the MSCI EAFE Index.

Equities Reasonably Valued on Historical Basis; Cheap Relative to Bonds

The S&P 500® Index is currently trading at roughly 17 times forward earnings versus its historical average of 15 times, while the overall global stock market is trading at a forward price-to earnings (P/E) ratio more on par with its historical average of 16 times (see Exhibits 11 and 12). Almost all of the S&P 500® Index's year-to-date price performance can be explained by P/E multiple expansion. Although equity valuation appears fuller on a P/E/ basis, the S&P 500's earnings yield of nearly 6 percent compares favorably to the current 10-year Treasury yield of 1.6 percent. The combination of low interest rates, low inflation, and unprecedented global monetary easing should remain supportive of equity valuations. Although it is not our base case, one cannot rule out further equity valuation expansion given downward pressure on global bond yields and the so-called T.I.N.A. ("there is no alternative") dilemma. With interest rates at historic lows, investors worldwide are "thirsting for returns" and there have been significant investment flows into the U.S. financial markets as the U.S. is currently viewed at the "best house in a bad neighborhood."

Corporate Earnings Growth is Key for Future Stock Price Appreciation

We expect quality earnings growth to be the predominant driver of equity appreciation going forward. The price/earnings ratio multiplied by earnings provides securities price

Exhibit 11: S&P 500® Index Forward P/E Ratio


30x
25x
20x
15x
10x
5x
'91
'96
'01
'06
'11
'16

Source: FactSet, Sit Investment Associates, 9/30/16

Exhibit 12: Global Forward P/E Ratio


30x
25x
20x
15x
10x
5x
'91
'96
'01
'06
'11
'16

Source: Bank of America Merrill Lynch, 9/30/16

(P/E multiple x Earnings = Price). Over the last eight years the market has increased primarily due to the P/E multiple increasing in anticipation of better economic and earnings conditions. Going forward we think it is unreasonable to expect the P/E multiple to expand further. Therefore strong earnings growth will most likely act as the key catalyst to stock price appreciation. Bottom-up EPS for the S&P 500 is projected to decline 1.4 percent year-over-year in the third quarter and then return to positive growth of +6.2 percent in the fourth quarter as headwinds from a strong U.S. dollar and energy-related activities fade. While consensus projections for mid-teens earnings growth in 2017 will likely prove to be too high (Exhibits 13 and 14), investors have become accustomed to the well-established trend of overly-optimistic consensus estimates being ratcheted down throughout the year. We think there are certain industries that will grow earnings – the focus of our investments. We believe these companies are clustered into a numbers of industries to include healthcare, technology, financials, and transports.

Risk Management Even More Important at this Stage in the Cycle

While stable dividend yield sectors (or "bond proxies") including telecoms, utilities, and consumer staples performed well in the first half of 2016 in the face of declining bond yields and macro uncertainty, pro-cyclical stocks did well in the third quarter on better-than-expected corporate profits, expanded global monetary stimulus, and signs of emerging market stabilization. However, we expect global growth concerns to continue, if not escalate. Combined with a less accommodative Federal Reserve, we anticipate that stock market volatility will increase and that there will be sustained leadership in quality, growth stocks. We define quality, growth as those companies with the following fundamentals: 1) visible/predictable growth drivers in order to grow revenues and earnings, 2) strong free cash flow generation, 3) dominant market share positions, 4) healthy balance sheets/low debt levels, 5) proactive management teams, and 6) efficient operations with operating margin leverage. We also believe steady vigilance is appropriate at this stage of the market/economic cycle and maintain our valuation disciplines. From our perspective, this means not overpaying for growth and/or yield. In terms of sectors, we favor companies in the technology services, health services, and health technology sectors due to their attractive risk/reward profiles. We also see attractive opportunities in a number of other industry groups, including financials and growth utilities (particularly after the recent price weakness).

Exhibit 13: S&P 500® Bottom-Up EPS

Consensus, Y/Y Growth



20%
15%
10%
5%
0%
-5%
-10%
1%
-2%
-5%
-2%
-1%
6%
15%
12%
15%
3Q15
4Q15
1Q16
2Q16
3Q16E
4Q16E
1Q17E
2Q17E
3Q17E

Source: FactSet, 9/30/16

Exhibit 14: S&P 500® Bottom-Up EPS, by Sector

Consensus, Y/Y Growth

	16E	17E		16E	17E
Real Estate	11%	-17%	Discretionary	13%	11%
Utilities	6%	2%	Tech	3%	11%
Telecom	-7%	5%	Financials	-1%	12%
Industrials	-4%	8%	**S&P 500**	**0%**	**13%**
Staples	4%	9%	Materials	-2%	15%
Healthcare	7%	10%	Energy	-74%	309%

Source: FactSet, 9/30/16

Prefer U.S., Continental Europe and Asia ex Japan; Underweight Japan, Latin America and Eastern Europe

We continue to believe U.S. equities will be supported by steady economic growth; a modest pick-up in corporate earnings growth; and the continuance of low interest rates and inflation. While there is clearly some risk that the Federal Reserve will raise interest rates later in the year, it is unlikely to alter prevailing economic/market fundamentals. We view equity valuations as reasonable, particularly relative to interest rates and inflation, and believe market gains will largely reflect earnings growth as we move forward. In addition, particularly following the upcoming U.S. election, we believe international investors will be increasingly attracted to the U.S. given relatively stable U.S. economic/ political backdrop as uncertainty remains elevated in many other regions of the world.

Within global and international portfolios, we maintain a modest overweight in Europe and prefer investments in continental Europe to those in the UK given lingering Brexit-related issues. We are placing a higher emphasis on European-centric companies that have limited currency exposure and are relatively immune to a global/emerging market slowdown. While we expect the Federal Reserve to raise interest rates at a measured pace, rate hikes in the U.S. could potentially weaken the euro and provide an additional boost to exporters. In that event, we are maintaining some export exposure where strong, company-specific fundamentals outweigh global macro risks. Portfolio holdings are skewed toward more defensive-oriented stocks versus cyclical/aggressive stocks. Potential European equity market catalysts include increased monetary stimulus (including equity purchases) and the potential for increased fiscal spending.

We remain significantly underweight Japanese equities across our international strategies. Our primary concern remains the structural challenges that continue to weigh on Japan's growth potential – an aging population, highly indebted public sector, and rigid labor market. A lack of demonstrable results in overcoming these obstacles three years into Prime Minister Abe's tenure has led investors to question his efforts and to pull funds from Japan so far this year. Recent policy measures are unlikely to stem the tide. Though forward-looking valuations have become more attractive in the wake of the growing skepticism, value will remain fleeting as corporate earnings remain under pressure from the combination of a weak domestic environment and the renewed strengthening of the yen. Where we do have exposure to Japan, we continue to focus on a mix of defensive, domestic consumption stocks and overseas-exposed multinational companies.

We also remain underweight Australia due to relatively high valuation and overly optimistic economic growth assumptions due to the country's raw material trading ties with China. At a forward price-to-earnings ratio of 16.3 times, Australian stocks are currently trading one standard deviation above their 25-year average. Moreover, consensus expectation for 2.8 percent GDP growth in both 2016 and 2017 may prove high, as moderating household consumption, housing demand, and resources-related capex will remain drags on the economy.

The MSCI China Index outperformed more recently on better-than-expected first half 2016 earnings, liquidity flowing into Hong Kong from the mainland, and the U.S. Federal Reserve's latest interest rate decision. With the recent rally, the MSCI China Index is currently trading at a forward price-to-earnings ratio of 12 times, slightly above

its historical level. Inasmuch as the structural headwinds are likely to stay for longer given gradual adjustments by policymakers to rebalance the economy, our New China-tilted strategy remains intact. As a result, we continue to favor New China (i.e., internet, healthcare, clean energy) over Old China, due to its more robust growth profile.

We remain underweight Latin America given weak economic growth and the region's dependence on commodity prices. Brazil's newly-appointed president, Michel Temer, inherits the economic challenges of a high budget deficit, high inflation, high unemployment, and negative GDP growth. While Temer's commitment to addressing the budget deficit has already been questioned given that his first actions in office have included bailouts for troubled state governments and pay increases for civil servants, the key issue is whether his administration can push through requisite reforms and grow the economy. With inflation still running above the targeted upper-end band of +6.5 percent, the central bank will likely continue to delay any interest rate reductions that could potentially stimulate growth.

Geopolitical turmoil continues to exist within the Eastern European region, including a failed coup attempt in Turkey and further disruption in foreign relations between Russia, Ukraine, and Crimea. We remain underweight the region due to the existing uncertainty, and prefer owning selected defensive names and special situation stocks that are not overly dependent on the economic health or sentiment for the region.

Global Equity Strategy at a Glance

Regional Weighting

Region/Country	Sit Investment Sentiment	Themes Within Region/Sector
North America	+	US growth supported by consumer/wage growth and less drag from capex & govt. spending
Euroland	+/=	Asymmetric recovery supported by accommodative monetary policy, but some policy risks
United Kingdom	=	Brexit-related weakness offset by weaker fx, monetary easing, and (potential) fiscal stimulus
Greater China	+/=	Economy stabilizing, launch of SZ-HK Stock Connect, money inflow from mainland
Japan	–	Faces headwinds from yen, a cautious corporate sector, and tepid consumer spending
Rest of Asia	+/=	Australia GDP growth slower; Asia xJapan economies performing well
Latin America	–	Brazil/Argentina/Venezuela in recession; modest growth in Mexico (closely tied to U.S)

Sector Weighting

Commodities/ Energy		
Non-Energy Minerals	–	Slowing China economic growth slows demand for metals
Energy Minerals/ Industrial Services	=	Supply/demand now coming into balance, but higher oil prices largely reflected in valuations
Process Industries	–/=	Secular growth in agricultural technology, beneficiaries of cheap U.S. natural gas
Total	–/=	
Capital Spending/ Tech		
Producer Manufacturing	–/=	Underweight cap goods as many cyclicals appear near peak; overweight defense/aerospace
Electronic Technology	=	Ongoing productivity enhancement, wireless communications, widespread growth in semis
Technology Services	+	Outsourcing; delivery of software and services via the internet; information requirements
Total	=	
Early Cyclicals/ Consumer		
Transportation	=	Pricing power amid capacity discipline throughout sector, particularly rails and parcel
Consumer Durables	=	Traditional "early cycle" sector; bottoming, autos appear near peak, upside in housing
Retail Trade	–	Structural margin pressure from online penetration/ competition.'
Consumer Services	=	Slow growth in most segments; favor media companies
Commercial Services	–	Limited secular growth in most areas
Total	=	
Staples/ Non-Cyclicals		
Health Technology	+	Favor companies with new products for unmet medical needs (biotech, pharma, medtech)
Health Services	=	Favor HMOs (less political risk, stable utilization trends) over PBMs/ Distributors
Consumer Non-Durables	–	Valuation unattractive, intense competition in mature biz, higher costs near-term
Communications	=	Dominant wireless and wireline service companies provide attractive dividend yields
Total	+	
Interest Rate Sensitive		
Utilities	=	Attractive yields and rate base growth, but vulnerable to higher interest rates
Finance	=	Emphasize on strong balance sheets & capital return; insurers attractively valued, defensive
Total	=	

+ Overweight/Positive = Neutral – Underweight/Negative

Source: Sit Investment Associates, 9/30/16

Global Economic Assumptions

	GDP Growth				Inflation			
	2015A	2016E	2017E	2015-2019 (5 Yr CAGR)	2015A	2016E	2017E	2015-2019 (5 Yr AVG)
Global Economy	2.7 %	2.3 %	2.7 %	2.6 %	1.9 %	2.9 %	3.0 %	2.8 %
United States	2.6	1.5	2.4	2.3	0.1	1.4	2.9	2.1
Euro Area	1.5	1.5	1.5	1.5	0.0	1.0	1.2	0.9
United Kingdom	2.2	1.5	0.5	1.0	0.1	1.3	1.5	1.2
Japan	0.5	0.3	0.3	0.3	0.8	0.0	0.5	0.5
Asia Ex Japan	6.0	5.8	5.9	5.9	2.1	2.1	2.5	2.3
Latin America	-0.7	-1.1	1.5	0.5	14.0	22.0	16.0	16.8

	10-Year Bond Yields			
	2014	2015	2016	
	12/31A	12/31A	6/30A	12/31E
United States	2.2%	2.3%	1.5%	1.9%
Euro (Germany)	0.5	0.6	-0.1	-0.1
Japan	0.3	0.3	-0.2	-0.1
United Kingdom	1.8	2.0	0.9	0.9

	Exchange Rates			
	2014	2015	2016	
	12/31A	12/31A	6/30A	12/31E
Euro ($/€)	1.21	1.09	1.11	1.05
Japan (¥/$)	120	120	103	105
UK ($/£)	1.56	1.47	1.33	1.20

Source: FactSet, Sit Investment Associates, 9/30/16

Expected Range of Future U.S. Fixed Income Returns

		Time Horizon					
		6 Months		1 Year		3 Years (Ann. Return)	
Risk Level/Representative Issue	Interest Rate Forecast	Terminal Yield	Total Return	Terminal Yield	Total Return	Terminal Yield	Total Return
Low Risk							
2 yr. Constant Maturity Treasury	Pessimistic	1.75 %	-1.6 %	2.50 %	-2.6 %	4.00 %	-1.3 %
Present YTM 0.76%	Most Likely	1.00	-0.1	1.25	-0.2	3.00	-0.7
	Optimistic	0.50	0.9	0.50	1.3	2.00	-0.0
Intermediate Risk							
5 yr. Constant Maturity Treasury	Pessimistic	2.75 %	-6.9 %	3.50 %	-9.5 %	5.00 %	-4.7 %
Present YTM 1.15%	Most Likely	1.50	-1.1	2.00	-2.9	4.00	-3.2
	Optimistic	1.00	1.3	1.00	1.9	3.00	-1.7
Medium Risk							
10 yr. Constant Maturity Treasury	Pessimistic	3.75 %	-17.0 %	4.00 %	-18.0 %	5.50 %	-9.1 %
Present YTM 1.60%	Most Likely	2.25	-5.0	2.50	-6.3	4.50	-6.5
	Optimistic	2.00	-2.8	2.00	-2.0	3.50	-3.8
High Risk							
30 yr. Constant Maturity Treasury	Pessimistic	4.50 %	-34.5 %	4.75 %	-36.3 %	6.00 %	-17.5 %
Present YTM 2.32%	Most Likely	2.75	-7.6	3.00	-11.1	5.00	-13.0
	Optimistic	2.25	2.7	2.25	3.9	4.00	-8.0

Source: Sit Investment Associates, 9/30/16

U.S. Equity Index Price Returns (AS OF 9/30/16)

S&P Indices	1 Month	3 Months	YTD	1 Year	3 Years	5 Years	10 Years
S&P 500®	-0.1%	3.3%	6.1%	12.9%	28.9%	91.6%	62.3%
S&P Mid Cap 400®	-0.8	3.7	11.0	13.4	24.8	98.7	105.8
S&P Small Cap 600®	0.5	6.9	12.7	16.4	24.5	113.0	103.6

S&P 500® Sectors	1 Month	3 Months	YTD	1 Year	3 Years	5 Years	10 Years
S&P 500® / Consumer Discretionary	-0.4%	2.5%	2.4%	7.9%	32.4%	130.8%	130.6%
S&P 500® / Consumer Staples	-1.7	-3.3	5.4	12.7	33.2	78.2	109.6
S&P 500® / Energy	2.9	1.6	16.0	15.3	-14.0	17.5	26.5
S&P 500® / Health Care	-0.7	0.5	0.1	8.8	42.3	126.7	116.6
S&P 500® / Financials	-2.9	4.0	-0.3	5.1	19.5	101.7	-31.1
S&P 500® / Industrials	-0.3	3.6	8.9	16.9	26.0	99.9	64.8
S&P 500® / Information Technology	2.4	12.4	11.1	20.8	54.4	112.0	138.4
S&P 500® / Materials	-1.5	3.2	9.6	19.5	13.2	62.5	53.3
S&P 500® / Telecom Services	-1.0	-6.6	13.8	20.8	14.3	39.8	18.5
S&P 500® / Utilities	0.1	-6.7	13.1	13.2	31.1	45.7	44.4

Russell Indices	1 Month	3 Months	YTD	1 Year	3 Years	5 Years	10 Years
Russell 1000®	-0.1%	3.5%	6.2%	12.5%	28.0%	92.8%	66.2%
Russell 1000® Growth	0.3	4.2	4.7	11.9	33.3	98.6	99.8
Russell 1000® Value	-0.4	2.8	7.8	13.2	22.6	86.6	36.5
Russell MidCap®	0.0	4.1	8.8	12.2	25.6	98.9	87.9
Russell MidCap® Growth	-0.1	4.3	5.9	9.9	24.9	97.4	103.4
Russell MidCap® Value	0.2	3.9	11.7	14.5	26.3	99.4	69.5
Russell 2000®	0.9	8.7	10.2	13.7	16.6	94.3	72.5
Russell 2000® Growth	1.4	9.0	6.8	11.2	18.6	104.0	107.5
Russell 2000® Value	0.5	8.3	13.6	16.2	14.4	84.6	42.1
Russell 3000®	0.0	3.9	6.5	12.6	27.0	92.9	66.6
Russell 3000® Growth	0.3	4.5	4.9	11.9	32.1	99.0	100.3
Russell 3000® Value	-0.3	3.2	8.3	13.4	21.9	86.4	36.9

Dow Jones Indices	1 Month	3 Months	YTD	1 Year	3 Years	5 Years	10 Years
DJ 30 Industrials	-0.5%	2.1%	5.1%	12.4%	21.0%	67.8%	56.8%
DJ 15 Utility Average	0.2	-6.8	15.6	15.8	38.5	54.2	56.0
DJ 20 Transportation Average	2.5	7.9	7.6	3.8	22.7	92.8	81.4
DJ 65 Composite Average	0.4	1.9	7.5	10.5	24.4	71.7	64.3

Source: FactSet, 9/30/16

GLOBAL EQUITY INDEX PRICE RETURNS (AS OF 9/30/16)

	Price Performance (in US$)					Price Performance (Local FX)				
	2013	2014	2015	YTD 2016	YTD Rank	2013	2014	2015	YTD 2016	YTD Rank
Brazil (Bovespa)	-26.7%	-13.8%	-41.8%	64.0%	**1**	-15.5%	-2.9%	-13.3%	34.6%	**1**
Russia (MICEX)	-5.2%	-49.1%	3.6%	30.1%	**2**	2.0%	-7.1%	26.1%	12.3%	**5**
New Zealand (NZX 50)	16.2%	11.6%	-0.5%	23.6%	**3**	16.5%	17.5%	13.6%	16.4%	**2**
Canada (S&P TSX)	2.7%	-1.5%	-25.9%	19.6%	**4**	9.6%	7.4%	-11.1%	13.2%	**4**
Thailand (SET)	-13.1%	15.2%	-21.4%	19.6%	**5**	-6.7%	15.3%	-14.0%	15.2%	**3**
Taiwan (TAIEX)	9.0%	1.9%	-13.8%	15.2%	**6**	11.8%	8.1%	-10.4%	9.9%	**7**
S. Korea (KOSPI 100)	1.7%	-11.8%	-9.3%	15.1%	**7**	0.2%	-8.1%	-3.3%	8.1%	**10**
Norway (OSE)	12.6%	-15.9%	-12.8%	13.5%	**8**	22.7%	4.0%	2.9%	2.5%	**16**
Australia (ASX All Share)	-1.1%	-7.9%	-11.8%	8.7%	**9**	14.8%	0.7%	-0.8%	3.4%	**14**
Philippines (PSEi)	-6.3%	21.8%	-8.6%	6.5%	**10**	1.3%	22.8%	-3.9%	9.7%	**9**
Japan (Nikkei 225)	2.8%	1.3%	-7.1%	6.2%	**11**	2.9%	1.3%	-7.2%	6.3%	**12**
U.S. (S&P 500®)	29.6%	11.4%	-0.7%	6.1%	**12**	29.6%	11.4%	-0.7%	6.1%	**13**
Netherlands (AEX)	22.5%	-7.2%	-6.6%	5.9%	**13**	17.2%	5.6%	4.1%	2.4%	**17**
Poland (WIG)	10.8%	-14.8%	-18.7%	4.5%	**14**	8.1%	0.3%	-9.6%	1.3%	**18**
Austria (ATX)	10.8%	-25.5%	-0.4%	3.8%	**15**	6.1%	-15.2%	11.0%	0.3%	**19**
Finland (OMXH)	32.2%	-7.1%	-0.5%	3.8%	**16**	26.5%	5.7%	10.8%	0.3%	**20**
Turkey (ISE100)	-28.0%	16.2%	-33.0%	3.7%	**17**	-13.3%	26.4%	-16.3%	6.6%	**11**
Germany (DAX)	31.1%	-9.9%	-1.6%	1.2%	**18**	25.5%	2.7%	9.6%	-2.2%	**21**
Sweden (OMXS A-S)	24.8%	-8.2%	-1.0%	0.9%	**19**	23.2%	11.9%	6.6%	2.5%	**15**
Israel (TA-100)	23.7%	-4.8%	2.0%	-0.5%	**20**	15.1%	6.7%	2.0%	-4.1%	**23**
Belgium (BEL 20)	23.4%	-1.3%	1.1%	-0.6%	**21**	18.1%	12.4%	12.6%	-3.9%	**22**
France (CAC 40)	23.3%	-12.7%	-2.6%	-0.8%	**22**	18.0%	-0.5%	8.5%	-4.1%	**24**
Mexico (INMEX)	-1.6%	-9.5%	-15.7%	-2.0%	**23**	-0.7%	1.9%	-1.2%	9.8%	**8**
UK (FTSE 100)	16.6%	-8.4%	-10.1%	-2.6%	**24**	14.4%	-2.7%	-4.9%	10.5%	**6**
Switzerland (SMI)	23.8%	-2.0%	-2.6%	-4.7%	**25**	20.2%	9.5%	-1.8%	-7.7%	**25**
Spain (IBEX 35)	26.9%	-9.0%	-16.6%	-4.8%	**26**	21.4%	3.7%	-7.2%	-8.0%	**26**
Czech Rep (PX)	-8.8%	-17.0%	-7.0%	-6.6%	**27**	-4.8%	-4.3%	1.0%	-9.7%	**27**
Greece (ATHEX)	33.8%	-37.6%	-31.4%	-7.3%	**28**	28.1%	-28.9%	-23.6%	-10.4%	**28**
Ireland (ISEQ)	39.7%	1.1%	16.7%	-8.1%	**29**	33.6%	15.1%	30.0%	-11.1%	**29**
Denmark (OMXC 20)	29.7%	6.4%	22.0%	-8.3%	**30**	24.1%	20.9%	36.2%	-11.5%	**30**
Portugal (PSI)	21.2%	-35.7%	-0.6%	-10.5%	**31**	16.0%	-26.8%	10.7%	-13.5%	**31**
Italy (FTSE MIB)	21.8%	-12.0%	1.1%	-20.8%	**32**	16.6%	0.2%	12.7%	-23.4%	**32**
MSCI The World Index	24.1%	2.9%	-2.7%	3.8%		26.3%	7.7%	0.2%	2.3%	
MSCI EAFE	19.4%	-7.3%	-3.3%	-0.8%		23.5%	3.2%	2.7%	-4.1%	
MSCI Emerging Markets	-5.0%	-4.6%	-17.0%	13.8%		0.9%	2.5%	-8.0%	9.1%	
MSCI AC Asia Pacific	9.3%	-2.5%	-4.3%	5.9%		22.0%	5.1%	-1.1%	-3.0%	

Source: FactSet, 9/30/16

U.S. Fixed Income Index Returns (AS OF 9/30/16)

Bloomberg Barclays Index	1 month	3 months	6 months	12 months
Aggregate	-0.06 %	0.46 %	2.68 %	5.19 %
Treasury	-0.13	-0.28	1.81	4.09
Agency	0.09	0.14	1.36	2.76
Corporate	-0.25	1.41	5.03	8.56
CMBS	-0.21	0.59	2.84	5.22
Asset-Backed	0.26	0.20	1.37	2.16
Mortgage Pass-Through	0.28	0.60	1.71	3.61
5 - Year Treasury	0.28	-0.38	0.97	2.52

Bloomberg Barclays Index	1 month	3 months	6 months	12 months
Municipal	-0.50 %	-0.30 %	2.30 %	5.58 %
5-Year Municipal	-0.39	-0.02	1.14	2.98
Long (22+ years)	-0.87	-0.67	3.81	8.72
Revenue	-0.53	-0.29	2.62	6.30
Electric	-0.56	-0.27	2.47	5.89
Hospital	-0.62	-0.26	2.86	6.48
Housing	-0.52	-0.57	2.07	5.55
IDR/PCR	-0.26	-0.46	2.45	6.73
Transportation	-0.54	-0.29	2.73	6.56
Education	-0.59	-0.38	2.58	6.10
Water/Sewer	-0.48	-0.30	2.46	6.01
Resource Recovery	-0.42	-0.15	1.64	4.34
Leasing	-0.41	0.07	3.05	6.99
Special Tax	-0.56	-0.41	2.34	5.86
General Obligation	-0.46	-0.34	2.06	5.06
Prerefunded	-0.37	-0.32	0.33	0.96
Insured	-0.36	-0.10	1.81	3.89

Bloomberg Barclays Index	1 month	3 months	6 months	12 months
Muni Aaa	-0.51 %	-0.47 %	1.73 %	4.36 %
Muni Aa	-0.50	-0.37	2.03	4.95
Muni A	-0.49	-0.10	3.04	7.10
Muni Baa	-0.49	-0.27	2.93	7.50

Source: FactSet, 9/30/16